UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2008

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 28, 2008.

Luxottica’s 3Q consolidated net sales up by 12.8% at constant exchange rates (+5.3% at current exchange rates)

Milan, Italy, October 28, 2008 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Milan, approved its consolidated results for the third quarter and the first nine months of 2008(1). Financial highlights for the periods in accordance with U.S. GAAP are set forth below. A detailed balance sheet, income statements and other financial tables are attached to this press release.

Third quarter 2008(1)

(millions of euro, except per share amounts)	3Q08	3Q07	% Change

Net Sales	1,212.0	1,151.0	+5.3% (+12.8% at constant
			exchange rates)

EBITDA(3)	258.6	250.9	+3.1%

Operating income	195.1	195.0	0%

Net income	104.6	112.4	-7.0%

EPS (in Euro)	0.23	0.25	-7.2%
- Before trademark amortization(3)	0.25	0.26	-7.4%

EPS (in US Dollars)	0.34	0.34	+1.7%
- Before trademark amortization(3)	0.37	0.36	+1.5%

First nine months of 2008(1)

(millions of euro, except per share amounts)	9/30/2008	9/30/2007		% Change

Net Sales	3,965.1	3,777.6		+5.0% (+14.0% at constant
				exchange rates)

EBITDA(3)	828.6	830.4	(4)	-0.2	%(4)

Operating income	632.3	661.6	(4)	-4.4	%(4)

Net income	340.9	382.5	(4)	-10.9	%(4)

EPS (in Euro)	0.75	0.84	(4)	-11.2	%(4)
- Before trademark amortization(3)	0.82	0.90	(4)	-9.0	%(4)
EPS (in US Dollars)	1.14	1.13	(4)	+0.6	%(4)
- Before trademark amortization(3)	1.25	1.21	(4)	+3.1	%(4)

Performance in third quarter 2008

In the third quarter, the Group continued to grow in both market share and sales volume despite a particularly challenging economic environment that deteriorated steadily over the period. Further, there was significant depreciation in the major currencies in each of our key markets (including especially the US dollar) against the euro during the period.

In this situation, Luxottica responded with the flexibility and effectiveness of its integrated business model, benefitting from the merger with Oakley, ongoing investments (which amounted to €195 million in the first nine months of 2008, or approximately 5% of consolidated net sales for the period) and efficiency-boosting measures already under way.

“We are in a particularly difficult year,” commented Luxottica Group CEO Andrea Guerra. “I’m satisfied, however, with how Luxottica reacted to this new international situation: we made major investments, we have a strong and well-balanced brand portfolio, we are continuing to build on our already solid relationships with clients and we’re getting faster and more flexible in taking up new business opportunities. I am convinced that Luxottica’s increasingly solid foundation puts us in the best possible position to handle a situation as demanding as the one that is presented to us.”

The Group

Luxottica Group’s net sales in third quarter 2008 were up 12.8% at constant exchange rates (5.3% at current rates), at €1,212 million (compared to €1,151 million in the same period of the previous year). Pro forma(5) net sales, on the other hand, were down 2.7% at constant exchange rates.

On the operating front, EBITDA(3) rose 3.1% from €250.9 million in third quarter 2007 to €258.6 million for the same period in 2008. On a pro forma basis(5), the EBITDA margin(3) decreased to 21.3% in third quarter 2008 from 21.7% in third quarter 2007 (down 40bps).

At the Group level, operating income for third quarter 2008 amounted to €195.1 million, in line with the figure for the same period of the previous year. On a pro forma basis(5), the Group’s operating margin decreased to 16.1% in third quarter 2008 as compared to 16.4% in third quarter 2007 (down 30bps).

Earnings per share (EPS) for the quarter reached $0.34 (up from the same period the previous year), or €0.23 (against €0.25 in third quarter 2007). EPS before trademark amortization(3) was $0.37 (up from the $0.36 posted in third quarter 2007), or €0.25 (compared to €0.26 in third quarter 2007).

Net income for third quarter 2008 amounted to €104.6 million (€112.4 million in the same period the previous year, down 7%). The reduction in net income was almost entirely due to higher financial charges following the Oakley merger and to exchange rates.

The Group’s free cash flow(3) in the quarter (over €180 million) provides further evidence of the effectiveness of Luxottica’s business model. Strong cash flows enabled the Group to reduce its net indebtedness for Euro-denominated and US Dollar-denominated facilities by approximately €140 million and $20 million, respectively. Due to exchange rates, however, the Group’s net debt(3) as of September 30, 2008 was €2,911 million (€2,840 million at June 30, 2008), with a net debt/EBITDA pro forma ratio(3) of 2.8 (2.6 net of exchange rate effects). Notably, none of the Group’s credit facilities require refinancing in the coming months, and maturities until 2011 may largely be covered by the Group’s cash generation.

Wholesale division

Good sales performance by Oakley across all markets, together with the ongoing success of the Ray-Ban brand, enabled the Group to weather the effect of the international situation. Sales to third parties in this segment increased to €429.8 million in third quarter 2008 from €312.7 million in third quarter 2007 (up 37.5% at current rates and 43% at constant exchange rates); pro forma(5) sales to third parties, on the other hand, fell 0.7% at constant rates. Regarding sales on a geographical basis, Luxottica saw very good results in continental Europe and emerging economies, with marked growth in Brazil, India and Southeast Asia, while sales were down in certain Mediterranean countries of Europe and in Japan.

Over the period, the Group promoted initiatives aimed at strengthening relationships with its main clients and at improved positioning of its products. As an example, we organized a major event, the Luxottica Brand Show, in September, at which over 900 independent opticians worldwide were given previews of the Group’s new collections.

The wholesale division’s operating income rose to €105.1 million (compared to €102.3 million in third quarter 2007, up 2.8%). The pro forma(5) operating margin dropped to 20.1% in third quarter 2008 from 22.8% in third quarter 2007. The change reflects charges relating to the integration of Oakley (€8 million for the quarter) and exchange rates (reducing the division’s operating margin by 130bps).

Retail division

The retail division posted net sales of €782.2 million against €838.3 million in third quarter 2007 (down 6.7% at current exchange rates and +1.5% at constant exchange rates), while pro forma(5) net sales showed a decrease of 3.8% at constant exchange rates.

Since the beginning of the year, Luxottica implemented a number of activities aimed at counteracting the slowdown in North American consumer spending. Results are now tangible: despite a decrease in sales and operating results that decreased from €97.9 million in third quarter 2007 to €95.5 million in third quarter 2008 (down 2.5%), the division’s pro forma(5) operating margin was successfully turned around, to close 40 basis points higher at 12.2%. Such a performance underscores the Group’s ability to react quickly to adverse market conditions.

Comparable store sales(2) by LensCrafters and Pearle Vision saw an overall decrease of 6.6%. In particular, LensCrafters was impacted by decreased mall traffic in the US. Comparable store sales(2) of licensed brands, as in previous quarters, were weaker than those achieved by premium brands of the Group. In the “sun” segment, a weak September more than offset positive results posted by Sunglass Hut during July and August: third quarter 2008 comparable store sales(2) were therefore down by about 4%.

Outside the US, the retail division continued to grow and posted positive results in Australia, New Zealand, the Middle East, South Africa and the UK.

Forecasts for 2008

The Group anticipates that, for the first time in 2008, pro forma operating margin should improve in the fourth quarter when compared to the same period last year. The flexibility and effectiveness of the Group’s business model should enable it to continue to produce solid cash flows, which, for the full year 2008, are expected to be €360-€380 million. According to current estimates, Luxottica now expects to achieve an EPS for 2008 between €0.96 and €0.98 (assuming an average Euro/US Dollar exchange rate of 1.45).

The manager responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

Contacts

Ivan Dompé	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4726	Tel.: +39 (02) 8633 4069
Email: ivan.dompe@luxottica.com	Email: InvestorRelations@Luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +39 (02) 8633 4668
Email: LucaBiondolillo@Luxottica.com

www.luxottica.com

Notes to press release

1 All comparisons, including percentage changes, are between the three-month and nine-month periods ended September 30, 2008 and 2007.

2 Comparable store sales reflects the change in sales from one period to another by taking into account, for comparison purposes, only those stores open in the more recent period that were also open in the comparable prior period, and by applying to both periods the average exchange rate for the prior period and the same geographical region.

3 EBITDA, pro forma EBITDA, the EBITDA margin, free cash flow, net debt, the ratio of net debt to pro forma EBITDA and EPS before trademark amortization are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

4 This excludes an extraordinary item arising from the transfer of real estate in 2Q07 (approximately €20 million pre-tax and €13 million after tax).

5 Pro forma data reflects the inclusion of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Our key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO, while our license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two wholly-owned plants in China. In 2007, Luxottica Group posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- TABLES AND APPENDIX -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	1,211,991	1,150,952	5.3%

NET INCOME	104,612	112,441	-7.0%

BASIC EARNINGS PER SHARE (ADS) (2):	0.23	0.25	-7.2%

EPS PRE-TRADEMARK AMORTIZATION (4):	0.25	0.26	-7.4%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	1,824,652	1,581,178	15.4%

NET INCOME	157,493	154,471	2.0%

BASIC EARNINGS PER SHARE (ADS) (2):	0.34	0.34	1.7%

EPS PRE-TRADEMARK AMORTIZATION (4):	0.37	0.36	1.5%

Notes :	2008	2007
(1) Average exchange rate (in U.S. Dollars per Euro)	1.5055	1.3738
(2) Weighted average number of outstanding shares	456,613,794	455,672,407
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4) EPS pre-trademark amortization is not an U.S.GAAP measure, please refer to tables 20-22

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	3,965,136	3,777,554	5.0%

NET INCOME	340,897	395,278	-13.8%

NET INCOME w/o extr. gain (4)	340,897	382,465	-10.9%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	0.75	0.84	-11.2%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	0.82	0.90	-9.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	6,034,540	5,077,788	18.8%

NET INCOME	518,811	531,332	-2.4%

NET INCOME w/o extr. gain (4)	518,811	514,109	0.9%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	1.14	1.13	0.6%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	1.25	1.21	3.1%

Notes :	2008	2007
(1) Average exchange rate (in U.S. Dollars per Euro)	1.5219	1.3442
(2) Weighted average number of outstanding shares	456,478,572	454,893,958
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(4)  Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

(5)  EPS pre-trademark amortization is not an U.S.GAAP measure, please refer to tables 20-22

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

In thousands of Euro (1)	3Q08	% of sales	3Q07	% of sales	% Change

NET SALES	1,211,991	100.0%	1,150,952	100.0%	5.3%
COST OF SALES	(400,131)		(336,139)
GROSS PROFIT	811,860	67.0%	814,813	70.8%	-0.4%
OPERATING EXPENSES:
SELLING EXPENSES	(412,597)		(390,410)
ROYALTIES	(22,780)		(25,824)
ADVERTISING EXPENSES	(75,037)		(80,839)
GENERAL AND ADMINISTRATIVE EXPENSES	(94,181)		(109,460)
TRADEMARK AMORTIZATION	(12,184)		(13,259)
TOTAL	(616,779)		(619,792)
OPERATING INCOME	195,081	16.1%	195,021	16.9%	0.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(35,210)		(20,229)
INTEREST INCOME	3,614		4,234
OTHER - NET	(2,464)		1,289
OTHER INCOME (EXPENSES)-NET	(34,060)		(14,706)
INCOME BEFORE PROVISION FOR INCOME TAXES	161,021	13.3%	180,315	15.7%	-10.7%
PROVISION FOR INCOME TAXES	(54,396)		(64,913)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	106,625		115,402
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,014)		(2,961)
NET INCOME	104,612	8.6%	112,441	9.8%	-7.0%
BASIC EARNINGS PER SHARE (ADS):	0.23		0.25
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.23		0.24
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,613,794		455,672,407
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,224,364		459,681,534

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

In thousands of Euro (1)	9M08	% of sales	9M07 (2)	% of sales	% Change

NET SALES	3,965,136	100.0%	3,777,554	100.0%	5.0%
COST OF SALES	(1,308,449)		(1,152,013)
GROSS PROFIT	2,656,687	67.0%	2,625,541	69.5%	1.2%
OPERATING EXPENSES:
SELLING EXPENSES	(1,257,908)		(1,199,450)
ROYALTIES	(91,293)		(96,635)
ADVERTISING EXPENSES	(270,104)		(266,598)
GENERAL AND ADMINISTRATIVE EXPENSES	(352,359)		(357,744)
TRADEMARK AMORTIZATION	(52,708)		(43,502)
TOTAL	(2,024,373)		(1,963,929)
OPERATING INCOME	632,314	15.9%	661,612	17.5%	-4.4%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(100,015)		(59,186)
INTEREST INCOME	9,881		11,069
OTHER - NET	(4,110)		3,671
OTHER INCOME (EXPENSES)-NET	(94,244)		(44,446)
INCOME BEFORE PROVISION FOR INCOME TAXES	538,070	13.6%	617,166	16.3%	-12.8%
PROVISION FOR INCOME TAXES	(184,289)		(222,180)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	353,781		394,986
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(12,884)		(12,521)
NET INCOME	340,897	8.6%	382,465	10.1%	-10.9%
BASIC EARNINGS PER SHARE (ADS):	0.75		0.84
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.74		0.83
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,478,572		454,893,958
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,936,973		458,544,812

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

In thousands of Euro	September 30, 2008	December 31, 2007

CURRENT ASSETS:
CASH	305,049	302,894
MARKETABLE SECURITIES	477	21,345
ACCOUNTS RECEIVABLE	649,579	665,184
SALES AND INCOME TAXES RECEIVABLE	60,486	89,000
INVENTORIES	610,552	575,016
PREPAID EXPENSES AND OTHER	158,268	139,305
DEFERRED TAX ASSETS - CURRENT	132,100	117,853
TOTAL CURRENT ASSETS	1,916,510	1,910,597

PROPERTY, PLANT AND EQUIPMENT - NET	1,131,769	1,057,782

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,981,103	3,907,957
INVESTMENTS	5,497	17,668
OTHER ASSETS	174,322	194,329
SALES AND INCOME TAXES RECEIVABLE	1,038	1,042
DEFERRED TAX ASSETS - NON-CURRENT	63,323	67,891
TOTAL OTHER ASSETS	4,225,283	4,188,887

TOTAL	7,273,562	7,157,266

CURRENT LIABILITIES:
BANK OVERDRAFTS	454,104	455,588
CURRENT PORTION OF LONG-TERM DEBT	245,046	792,617
ACCOUNTS PAYABLE	319,792	423,432
ACCRUED EXPENSES AND OTHER	427,095	441,721
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	31,394	26,557
INCOME TAXES PAYABLE	46,511	19,314
TOTAL CURRENT LIABILITIES	1,523,942	2,159,229

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,516,530	1,926,523
LIABILITY FOR TERMINATION INDEMNITIES	56,804	56,911
DEFERRED TAX LIABILITIES - NON-CURRENT	250,182	248,377
OTHER	242,923	229,972
TOTAL LONG-TERM LIABILITIES	3,066,439	2,461,782

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	44,960	41,097

SHAREHOLDERS’ EQUITY:
463,189,833 ORDINARY SHARES AUTHORIZED AND ISSUED - 456,755,047 SHARES OUTSTANDING	27,791	27,757
NET INCOME	340,897	492,204
RETAINED EARNINGS	2,269,533	1,975,196
TOTAL SHAREHOLDERS’ EQUITY	2,638,221	2,495,158

TOTAL	7,273,562	7,157,266

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2008

Net Sales	1,926,542	2,332,392	(293,798)	3,965,136
Operating Income	451,392	249,001	(68,078)	632,314
% of Sales	23.4%	10.7%		15.9%
Capital Expenditures	81,474	113,923		195,397
Depreciation & Amortization	62,026	92,006	42,275	196,308
Assets	2,682,695	1,566,019	3,024,849	7,273,562

2007 (2)

Net Sales	1,514,493	2,519,868	(256,807)	3,777,554
Operating Income	418,017	303,035	(39,420)	681,632
% of Sales	27.6%	12.0%		18.0%
Capital Expenditures	71,399	126,869		198,269
Depreciation & Amortization	49,071	91,754	27,963	168,787
Assets	2,093,057	1,418,938	1,637,288	5,149,282

2007 Pro-forma (1) (2)

Net Sales	1,960,896	2,647,183	(326,958)	4,281,122
Operating Income	468,662	317,802	(58,948)	727,516
% of Sales	23.9%	12.0%		17.0%
Depreciation & Amortization	69,453	98,062	47,490	215,005

Notes :

(1) The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Oakley for both years 2007 and 2008. They reflect the consolidation of Oakley results for the first nine months of 2007 (as it is in 2008) and same trademark amortization as in 2008. This information does not purport to be indicative of the actual result that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

(2)  Including non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE NINE-MONTH PERIOD ENDED
SEPTEMBER 30, 2008, PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

		IFRS 2	IFRS 3	IAS 12	IAS 19	IAS 38	IAS 39	Total
In thousands of Euro (1)	US GAAP 2008	Stock option	Business combination	Income Taxes	Employee benefit	Intangible Depreciation	Derivatives	adj. IAS-IFRS	IAS / IFRS 2008

NET SALES	3,965,136								3,965,136
COST OF SALES	(1,308,449)		(1,081)					(1,081)	(1,309,530)
GROSS PROFIT	2,656,687		(1,081)					(1,081)	2,655,605
OPERATING EXPENSES:
SELLING EXPENSES	(1,257,908)		(2,021)					(2,021)	(1,259,930)
ROYALTIES	(91,293)								(91,293)
ADVERTISING EXPENSES	(270,104)					1,157		1,157	(268,947)
GENERAL AND ADMINISTRATIVE EXPENSES	(352,359)		(20,506)		251			(20,256)	(372,615)
TRADEMARK AMORTIZATION	(52,708)								(52,708)
TOTAL	(2,024,373)		(22,528)		251	1,157		(21,120)	(2,045,493)

OPERATING INCOME	632,314		(23,609)		251	1,157		(22,201)	610,113
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(100,015)		(2,417)				5,819	3,401	(96,614)
INTEREST INCOME	9,881								9,881
OTHER - NET	(4,110)		(1,512)				242	(1,270)	(5,380)
OTHER INCOME (EXPENSES)-NET	(94,244)		(3,929)				6,060	2,131	(92,113)
INCOME BEFORE PROVISION FOR INCOME TAXES	538,070		(27,538)		251	1,157	6,060	(20,070)	518,000
PROVISION FOR INCOME TAXES	(184,289)	(4,706)	4,263	4,831	(264)	(446)	(1,540)	2,137	(182,152)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	353,781	(4,706)	(23,275)	4,831	(13)	711	4,520	(17,933)	335,848
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(12,884)		6,436					6,436	(6,449)
NET INCOME	340,897	(4,706)	(16,839)	4,831	(13)	711	4,520	(11,497)	329,400
BASIC EARNINGS PER SHARE (ADS) (1)	0.75								0.72
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.74								0.72

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,478,572								456,478,572
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,936,973								458,108,317

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents operating income before depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared to that of other companies in its industry.  Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro	3Q08	3Q07	3Q07 pro forma(1)

Operating income (+)	195.1	195.0	218.6

Depreciation & amortization (+)	63.5	55.8	71.2

EBITDA (=)	258.6	250.9	289.8

Net sales (/)	1,212.0	1,151.0	1,334.7

EBITDA margin (=)	21.3%	21.8%	21.7%

(1)	These pro forma segment figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

Non-U.S. GAAP Measure: EBITDA andEBITDA margin

Millions of Euro	9M08	9M07(2)	9M07 pro forma(1),(2)

Operating income (+)	632.3	661.6	707.5

Depreciation & amortization (+)	196.3	168.8	215.0

EBITDA (=)	828.6	830.4	922.5

Net sales (/)	3,965.1	3,777.6	4,281.1

EBITDA margin (=)	20.9%	22.0%	21.5%

(1)	These pro forma segment figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.
(2)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

Non-U.S. GAAP Measure: EBITDA

Millions of Euro	9M07 pro forma(1)	FY07 pro forma(1)	9M08	LTM Sept 30, 2008
	(-)	+	+
Operating income (+)	(727.5)	878.1	632.3	782.9

Depreciation & amortization (+)	(215.0)	288.2	196.3	269.5

EBITDA (=)	(942.5)	1,166.3	828.6	1,052.4

EBITDA at avg exchange rate for the period(2)	(846.2)	1,060.6	828.6	1,043.1

(1)	These pro forma segment figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.
(2)	Calculated using the 9-month average exchange rate as of September 30, 2008

Non-U.S. GAAP Measure: EBITDA

Millions of Euro	6M07 pro forma(1)	FY07 pro forma(1)	6M08	LTM June 30, 2008
	(-)	+	+

Operating income (+)	(508.9)	878.1	437.2	806.5

Depreciation & amortization (+)	(143.8)	288.2	132.8	277.1

EBITDA (=)	(652.7)	1,166.3	570.0	1,083.6

EBITDA at avg exchange rate for the period(2)	(580.7)	1,057.9	570.0	1,047.2

(1)	These pro forma segment figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.
(2)	Calculated using the 6-month average exchange rate as of June 30, 2008.

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents operating income before depreciation and amortization.  The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared to that of other companies in its industry.  Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.  The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

Historical and forecasted EBITDA and the historical and forecasted ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s historical and forecasted operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

Historical and forecasted EBITDA and the historical and forecasted ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.  Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our historical and forecasted operating performance and leverage.

See the tables on the following pages for a reconciliation of historical net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, a reconciliation of historical and forecasted EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the historical and forecasted ratio of net debt to EBITDA.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro	June 30, 2008	Sept 30, 2008

Long-term debt (+)	2,153.5	2,516.5

Current portion of long-term debt (+)	462.3	245.0

Bank overdrafts (+)	454.0	454.1

Cash (-)	(229.9)	(305.0)

Net debt (=)	2,839.7	2,910.6

EBITDA (1)	1,083.6	1,052.4

Net debt/EBITDA	2.6x	2.8x

Net debt @ avg exchange rate (2)	2,884.1	2,748.5

EBITDA pro forma @ avg exchange rate (2) for the period	1,047.2	1,043.1

Net Debt / EBITDA	2.8x	2.6x

(1)	Last twelve months pro forma EBITDA
(2)	Calculated using the 6-month average exchange rate as of June 30, 2008 and the 9-month average exchange rate as of September 30, 2008, respectively

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.  The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry.  Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance;

•                  ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  properly define the metrics used and confirm their calculation; and

•                  share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that theusefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•                  EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.  Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	9M08	9M07	r
Trademark amortization and other similar intangible assets (+)	53	44

Taxes on trademark amortization and other similar intangible assets (-)	(19)	(16)

Trademark amortization and other similar intangible assets, net of taxes (=)	33	27

Average number of shares outstanding as of 3Q (in thousands) (/)	456,479	454,894

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.07	0.06

EPS(1) (+)	0.75	0.84	-11.2%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.82	0.90	-9.0%

US$ / € average exchange rate	1.5219	1.3442

EPS before trademark amortization and other similar intangible assets, net of taxes in US$	1.25	1.21	+3.1%

(1)        Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes, equivalent to €0.03 at EPS level.

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	3Q08	3Q07	r
Trademark amortization and other similar intangible assets (+)	12	13

Taxes on trademark amortization and other similar intangible assets (-)	(5)	(5)

Trademark amortization and other similar intangible assets, net of taxes (=)	7	8

Average number of shares outstanding of 3Q (in thousands) (/)	456,614	455,672

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.02	0.02

EPS (+)	0.23	0.25	-7.2%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.25	0.26	-7.4%

US$ / € average exchange rate	1.5055	1.3738

EPS before trademark amortization and other similar intangible assets, net of taxes in US$	0.37	0.36	+1.5%

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents income from operations before depreciation and amortization (i.e. EBITDA – see table on page 14) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared to other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP. Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table in page 14 for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure.

Non-US GAAP Measure: Free cash flow

Millions of Euro

EBITDA (1)	259
r working capital	81
Capex	(65)

Operating cash flow	274
Financials charges(2)	(32)
Taxes	(54)
Extraordinary charges(3)	(2)

Free cash flow	186

(1) EBITDA is not a U.S. GAAP measure; please see table on page 14 for a reconciliation from operating income

(2) Equal interest income minus interest expenses

(3) Equal extraordinary income minus extraordinary expenses

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: October 29, 2008	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER